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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
         13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                               (Amendment No. 14)*

                                INTELLICORP, INC.
                                (Name of Issuer)

                          Common Stock, $.001 par value
                         (Title of Class of Securities)

                                    45815303
                                 (CUSIP Number)

                                 Benjamin Raphan
                        Blank Rome Tenzer Greenblatt LLP
                              405 Lexington Avenue
                            New York, New York 10174
                                 (212) 885-5000
       (Name, Address and Telephone Number of Person Authorized to receive
                           Notice and Communications)

                                 April 30, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e) or 13d-1(f) or 13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include one signed original and the copies of the Schedule including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 458153103

--------------------------------------------------------------------------------
               1.     NAME OF REPORTING PERSON
                      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Norman J. Wechsler
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               2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                      (a) [_]
                      (b) [X]

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               3.     SEC USE ONLY


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               4.     SOURCE OF FUNDS*

                      WC
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               5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                      PURSUANT TO ITEMS 2(d) or 2(e)[_]

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               6.     CITIZENSHIP OR PLACE OF ORGANIZATION

                      United States
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                      7.       SOLE VOTING POWER

                               46,484,090 (including 2,764,435 shares issuable
                               upon conversion of convertible preferred stock,
                               exercise of warrants and exercise of stock
 NUMBER OF                     options of the Issuer)
   SHARES             ----------------------------------------------------------
BENEFICIALLY          8.       SHARED VOTING POWER
 OWNED BY
   EACH                        -0-
 REPORTING            ----------------------------------------------------------
PERSON WITH           9.       SOLE DISPOSITIVE POWER

                               46,484,090 (including 2,764,435 shares issuable upon conversion of convertible preferred stock, exercise of warrants and exercise of stock options of the Issuer)
                      ----------------------------------------------------------
                      10.      SHARED DISPOSITIVE POWER

                               -0-
--------------------------------------------------------------------------------
               11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                      PERSON

                      46,484,090 (including 2,764,435 shares issuable upon conversion of convertible preferred stock, exercise of warrants and exercise of stock options of the Issuer)
--------------------------------------------------------------------------------
               12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[_]

--------------------------------------------------------------------------------
               13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      71.2%
--------------------------------------------------------------------------------
               14.    TYPE OF REPORTING PERSON*

                      IN
--------------------------------------------------------------------------------

      This Amendment No. 14 amends the Schedule 13D dated November 9, 1995 of Norman J. Wechsler, as heretofore amended by Amendment No. 1 thereto dated December 19, 1995, Amendment No. 2 dated January 25, 1996, Amendment No. 3 dated April 19, 1996, Amendment No. 4 dated August 7, 1996, Amendment No. 5 dated September 20, 1996, Amendment No. 6 dated January 10, 1997, Amendment No. 7 dated January 9, 1998, Amendment No. 8 dated August 21,, 1998, Amendment No. 9 dated July 22, 1999, Amendment No. 10 dated March 30, 2000 and Amendment No. 11 dated September 29, 2000, Amendment No. 12 dated December 28, 2000 and Amendment No. 13 dated February 12, 2002 with respect to the Common Stock, par value $.001 per share ("Common Stock"), issued by Intellicorp, Inc. (the "Issuer"). Except as modified hereby, there has been no change in the information previously reported in Amendment No. 13 to the Schedule 13D dated February 12, 2002 of Norman J. Wechsler ("Amendment No. 13"). Wechsler & Co., Inc., together with Norman J. Wechsler, shall hereinafter be the "Reporting Persons."

Item  3. Source and Amount of Funds or other Consideration.

      The source and amount of the funds used by the Reporting Person to purchase the securities reported in Item 5(c) are as follows:

         Number of Shares           Amount of Funds           Source of Funds
         ----------------           ---------------           ---------------
            25,172,549               $3,876,572.60            Working Capital

Item  4. Purpose of Transaction.

      The Reporting Persons have acquired the shares of Common Stock in the ordinary course of business for investment purposes in support of the Issuer's cash and equity requirements. Depending upon market conditions and other factors that the Reporting Persons may deem material to their investment decision, the Reporting Persons may purchase additional securities of the Issuer, in the open market or in private transactions, or they may dispose of all or a portion of the securities of the Issuer that they now own or hereafter may acquire, whether for their investment or trading account.

      Except as set forth herein, the Reporting Persons have no current plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item  5. Interest in Securities of the Issuer.

      (a)-(b) According to the Issuer's Form 10-QSB for the quarterly period ended December 31, 2001 there were 21,783,818 shares of Common Stock outstanding as of January 31, 2002, a total of 15,584,416 shares issued in connection with the Issuer's private placement completed on February 12, 2002, 25,172,549 shares of Common Stock in connection with the Issuer's Private Placement completed on April 30, 2002 and 2,764,435 shares issuable to the Reporting Persons on conversion of convertible preferred stock, exercise of warrants and exercise of stock options of the Issuer, resulting in an outstanding number of 65,305,218.

      Norman J. Wechsler beneficially owns 46,484,090 shares of Common Stock (71.2% of the issued and outstanding shares of Common Stock), which amount includes (i) 42,197,029 shares of Common Stock beneficially owned by Wechsler & Co., Inc. (which includes 524,032 shares issuable upon exercise of warrants of the Issuer); (ii) 26,101 shares of Common Stock beneficially owned by Waco Partners, a New York general partnership ("Waco"), of which Mr. Wechsler is the managing general partner; and (iii) 4,260,960 shares of Common Stock owned by Mr. Wechsler, which amount includes 45,000 shares of Common Stock issuable upon exercise of options; 1,725,403 shares of Common Stock issuable upon conversion of the Issuer's Series A Preferred Stock and 470,000 shares of Common Stock issuable upon exercise of a warrant of the Issuer.

      Mr. Wechsler expressly disclaims beneficial ownership of 60,000 shares of Common Stock beneficially owned by Sharon C. Wechsler, Mr. Wechsler's spouse and 5,000 shares of Common Stock beneficially owned by a trust for the benefit of David Wechsler, the minor son of Mr. Wechsler, of which Mr. Wechsler and his spouse are the trustees, which were previously included in the filings of the Reporting Persons.

      (c) During the past 60 days the Reporting Persons have effected the following private transaction in securities of the Issuer, as more fully described below:


                                     SHARES

                                     No. of                             Price
    Transaction                      Shares                              Per
       Date                         Purchased                           Share
       ----                         ---------                           -----
      4/30/02                       25,172,549                          $.154


      The Reporting Persons executed an agreement as more fully described in the Amendment No. 13, which provided, subject to shareholder approval, for the payment by the Issuer of $3.75 million of its notes, plus accrued interest with shares of its Common Stock at $.154 per share. A proxy was filed with the Securities & Exchange Commission by the Issuer on March 28, 2002. On April 30, 2002, at a special meeting of the stockholders of the Issuer, the stockholders approved such payment and the Issuer completed its private equity financing with the Reporting Person pursuant to which it issued an aggregate of 25,172,549 shares of Common Stock at $.154 per share, in exchange for the cancellation of $3.75 million of its notes (plus $126,572.60 of accrued interest thereon as of April 30, 2002) held by the Reporting Persons.

      Other than as set forth above in this Item 5(c), the Reporting Persons have not effected any transactions in the Common Stock during the past 60 days.

      (d) No person, other than the persons named above, has the right to receive or the power to direct receipt of dividends from, or the proceeds of, the sale of the shares of Common Stock.

      (e) It is inapplicable for the purposes herein to state the date on which the Reporting Persons ceased to be the owner of more than 5% of the Common Stock.


                                    SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATE:  May 08, 2002


                                              /s/ Norman J. Wechsler
                                              -------------------------------
                                              Norman J. Wechsler